PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 9HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

04030187

12th May 2004

Securities and Exchange Commissi
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcements re:

- Annual report and accounts – 27th April 2004;
- Holdings in Company – 28th April 2004;
- Notice of AGM – May 5th 2004;
- Statement re New Shares – May 12th 2004; and
- Pricing – May 12th 2004.

5/19

Yours faithfully,

PETER HAMBRO MINING PLC

By: [signature]

Karolina Subczynska
In-House Legal Counsel

EXEMPTION NO. 082-34734

PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 9HH
TELEPHONE +44 20 7201 8900 **FACSIMILE +44 20 7201 8901**

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

Press Release Issued on 27th April 2004:

Peter Hambro Mining Plc

27 April 2004

PETER HAMBRO MINING PLC

Releases Annual Report and Accounts

27 April 2004

PETER HAMBRO MINING PLC today released its Annual Report for the financial year ending 31 December 2003. The Annual General Meeting will be held at 12 noon on Friday 28th May 2004 at 11, Grosvenor Place, London SW1X 7HH, notice of which will de distributed in due course.

Highlights from the Company's 2003 Annual Report, in addition to the Preliminary Announcement of the Annual Results reported first on the 15th April, include:

·the Company has announced that its five year goal is to produce 1 million ounces of gold per annum from its Pokrovskiy and Pioneer mines;

·amalgamation of the 3 original pits at Pokrovskiy generates efficiency gains and results in a 10% reduction of mining costs;

·at the Tokur deposit, the Company confirmed a predicted gold-bearing mineralisation zone of the Glavniy Fault for 2km and total C & P Reserves and Resources of over 27 million ounces at grades varying between 0.7 g/t and 10.6 g/t; and

·in view of the importance attributed by the Board to the Reserves and Resources increase, the Board has decided to commission an independent review thereof.

Copies of the Annual Report are being distributed to shareholders today.

The Annual Report is also available online at http://www.peterhambro.com.

PETER HAMBRO MINING PLC

Additional copies may be requested directly from the company and are available at the company's head office, 11, Grosvenor Place, London SW1X 7HH.

Press Release Issued on 28th April 2004:

Peter Hambro Mining PLC

28 April 2004

PETER HAMBRO MINING PLC

HOLDINGS IN COMPANY

Peter Hambro Mining plc (the "Company") was advised on 23 April 2004 that

Lansdowne Partners Limited Partnership, on behalf of client funds that it

manages, now controls 3,136,046 shares in the Company. This represents 4.90% of the issued share capital of the Company.

-Ends-

Press Release Issued on 5th May 2004:

Peter Hambro Mining PLC

05 May 2004

Peter Hambro Mining PLC

Notice of Annual General Meeting

5 May 2004

Peter Hambro Mining Plc has posted a circular containing a Notice of Annual General Meeting, together with a Form of Proxy, to shareholders. The Annual General Meeting will be held at 12 noon on Friday 28 May 2004 at 11 Grosvenor Place, Belgravia, London SW1X 7HH.

An online version of the circular is available on the Company's website www.peterhambro.com. Copies may also be requested directly from the Company and are available at the Company's offices 11 Grosvenor Place, Belgravia, London SW1X 7HH.

PETER HAMBRO MINING PLC

Press Release Issued on 12th May 2004:

Peter Hambro Mining PLC

12 May 2004

Peter Hambro Mining PLC proposes to raise a minimum of ë40m ($71m) by the issue of 10 million new shares pursuant to a placing underwritten at ë4.00 per share by the Underwriters. Peter Hambro Mining PLC ("PHM") has agreed with the Underwriters that it will issue a total of 10 million new ordinary shares to placees to be procured by the Underwriters. The subscription price may be higher, but not lower, than ë4.00 per share. Details of the price at which the shares are placed will be announced as soon as possible. It is further agreed that, in the event that the Underwriters do not procure placees for any or all of these shares, the Underwriters will subscribe as principals for any unplaced shares at ë4.00 per share.

The placing is conditional upon shareholder approval at an Extraordinary General Meeting ("EGM") to be held on or around 7 June 2004 and for which the notice will shortly be sent to Shareholders. Peter Hambro and Pavel Maslovsky, together with companies associated with them (the "Hambro and Maslovsky Associates"), have irrevocably undertaken to vote their aggregate 47.5% shareholding in favour of the resolution to be put to the EGM.

The placing is also subject to the new shares being admitted to trading on AIM, which is expected to take place on or around 9 June 2004.

The purpose of the placing is to:

- provide an equity component for the project finance that the Company is

seeking for further development of its Pokrovskiy and Pioneer deposits, for

which total capital expenditure is currently estimated to aggregate $150m

- fund the acquisition of additional gold mining assets in Russia's Far East, and repay the balance of the HVB loan which has been used to fund recent acquisitions

- enable further development of the Company's recently acquired mining assets, including Tokur, Voroshilovskoye and Malomir.

The Hambro and Maslovsky Associates have agreed with the underwriters that they will not, for a period of 180 days following the placing, sell any PHM shares without the prior consent of the Underwriters, which may not unreasonably be withheld.

No existing shares are being sold as part of the placing.

This announcement shall not constitute or form any part of any offer or

PETER HAMBRO MINING PLC

invitation to subscribe for, underwrite or otherwise acquire, or any

solicitation of any offer to purchase or subscribe for, securities including in the United States.

The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to or for the benefit of US persons unless they are registered under the Securities Act or pursuant to an available exemption therefrom. No public offering of securities of is being made in the United States.

HSBC and Canaccord, each of which is regulated by The Financial Services

Authority, are acting solely for the Company in relation to the Placing. Neither HSBC nor Canaccord is acting for, or responsible to, any person other than the Company for providing the protections afforded to customers of HSBC or Canaccord.

Press release on 12th May 2004

Peter Hambro Mining PLC
12 May 2004

Successful Completion of the Conditional Placing

Further to the announcement made earlier today, Peter Hambro Mining PLC ("PHM") is pleased to announce the successful completion of the conditional placing. PHM confirms that it will issue 10,000,000 new ordinary shares at a price of 400p per share to raise ë40 million ($71 million) before expenses, subject to the conditions outlined below. This issue will represent 13.5% of the issued share capital as enlarged by the placing.

The placing is conditional upon shareholder approval at an Extraordinary General Meeting to be held on or around 7 June 2004, the notice for which will shortly be sent to Shareholders. The placing is also subject to the new shares being admitted to trading on the Alternative Investment Market, which is expected to take place on or around 9 June 2004. The Underwriters acted as joint bookrunners and financial advisors to the placing.